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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                   Under the Securities Exchange Act of 1934*

                             Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   144577 10 3
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                                 (CUSIP Number)

                                Steven A. Webster
                           901 Threadneedle, Suite 200
                              Houston, Texas 77079
                                 (281) 496-5000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 13, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 144577 10 3
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         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Steven A. Webster
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         (2)      Check the Appropriate Box if a Member of a Group
                                                   (a)      [ ]
                                                   (b)      [x]
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         (3)      SEC Use Only
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         (4)      Source of Funds

                  OO
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         (5)      Check if Disclosure of Legal  Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)
                                                                     [ ]
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         (6)      Citizenship or Place of Organization

                  United States of America
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Number of         (7)      Sole Voting Power                 1,471,016 Shares
Shares Bene-               ----------------------------------------------------
  ficially        (8)      Shared Voting Power                  56,866 Shares
 Owned by                  ----------------------------------------------------
Each Report-      (9)      Sole Dispositive Power            1,471,016 Shares
 ing Person                ----------------------------------------------------
   With          (10)      Shared Dispositive Power             56,866 Shares
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         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,471,016 Shares
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         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares
                                                                         [X]
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         (13)     Percent of Class Represented by Amount in Row (11)
                           14.2%
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         (14)     Type of Reporting Person (See Instructions)    IN


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INTRODUCTORY NOTE.

                  This Amendment No. 2 to Schedule 13D is being filed on behalf of Steven A. Webster ("Mr. Webster"), to supplement certain information set forth in the Schedule 13D relating to the securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Webster on August 21, 1997 and amended by Amendment No. 1 dated January 8, 1998 (as so amended, the "Original Statement"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

                  ITEM 4. PURPOSE OF TRANSACTION Item 4 of the Original Statement is hereby amended and supplemented as follows:

                  In light of recent trading prices of the Common Stock, Mr. Webster on March 13, 1998 purchased 100,000 shares of Common Stock on The Nasdaq Stock Market for an aggregate price of $625,000 ($6.25 per share) including commissions. Mr. Webster may seek to acquire additional shares of Common Stock. The number of shares acquired, if any, will be subject to, among other things, market conditions as they exist from time to time as well as other factors described in the Original Statement. Mr. Webster may also seek to take any other action described in the Original Statement.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER Item 5 of the Original Statement is hereby amended and supplemented as follows:

                  Mr. Webster may be deemed to be the beneficial owner of an aggregate of 1,527,882 shares of Common Stock (approximately 14.7% of the 10,375,000 shares outstanding (as reported in the Company's Form 10-Q for the quarter ended September 30, 1997)). Mr. Webster may be


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deemed a beneficial owner of the 56,866 shares held by Cerrito Partners, as he shares voting and dispositive power over such shares of Cerrito Partners. Mr. Webster is one of three general partners of Cerrito Partners. The concurrence of two of the general partners is required for decisions regarding the voting and disposition of the Common Stock. Mr. Webster could be deemed to share the voting and dispositive power over the shares held by Cerrito Partners; however, Mr. Webster does not admit to having such power and disclaims the beneficial ownership of the Common Stock held by Cerrito Partners.
                  Mr. Webster has sole voting power with respect to the Common Stock directly beneficially owned by him, and the sole power to dispose or direct the disposition of the Common Stock directly beneficially owned by him (subject to the Shareholders' Agreement).


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                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: March 15, 1998.



                                                 /s/ STEVEN A. WEBSTER
                                                -------------------------------
                                                 Steven A. Webster


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